Annual Shareholder Meeting Results

PCM Fund, Inc., PIMCO Income Opportunity Fund and PIMCO
Dynamic Credit and Mortgage Income Fund (formerly, PIMCO Dynamic
Credit IncomeFund) held their annual meetings of shareholders on April 29, 2016. Shareholders voted as indicated below:

PCM Fund, Inc.
Election of James A. Jacobson-Class I to serve until the annual meeting held during the 2018-2019 fiscal year
                    Withheld
Affirmative         Authority
9,705,740            384,617

Re-election of William B. Ogden, IV-Class I to serve until the annual Meeting held during the 2018-2019 fiscal year
9,704,635            385,722

The other members of the Board of Directors at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, Bradford K.Gallagher, Alan Rappaport, John C. Maney and Craig A. Dawson continued to serve as Directors of the Fund.